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                                                                Exhibit 99(A)

                         SUPPLEMENTARY FINANCIAL DATA
                          QUARTERLY DATA (UNAUDITED)
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                                                                                                 COMMON STOCK**
                                                                                            ---------------------------
                                                                               PRIMARY      DIVIDENDS   PRICE RANGE***
(In thousands, except                         INCOME BEFORE       NET        NET INCOME      PAID PER   ---------------
per share amounts)              REVENUES      INCOME TAXES      INCOME*     PER SHARE***    SHARE***     HIGH     LOW
                               ----------------------------------------------------------------------------------------
FISCAL 1994
First quarter (13 weeks)       $  47,717      $    8,111     $   5,111        $   .59       $  .063     $13.96   $12.40
Second quarter (13 weeks)         48,020           7,832         4,832            .56          .062      15.00    12.39
Third quarter (14 weeks)          61,917          12,151         7,551            .80          .075      16.00    13.38
Fourth quarter (12 weeks)         47,026           6,594         4,094            .43          .075      16.88    14.50
                                -------------------------------------------------------------------
Total Year                     $ 204,680      $   34,688     $  21,588        $  2.38       $  .275
                                ===================================================================

FISCAL 1993
First quarter (13 weeks)       $  37,892      $    5,813     $   3,713        $   .45       $  .126     $ 9.90   $ 8.12
Second quarter (13 weeks)         43,874           6,609         4,039            .48          .062       9.58     8.33
Third quarter (14 weeks)          43,928           5,921         3,858            .46          .062      12.29     8.95
Fourth quarter (13 weeks)         48,123           6,357         4,440            .53          .062      12.50    11.04
                                -------------------------------------------------------------------
Total Year                     $ 173,817      $   24,700     $  16,050        $  1.92       $  .312
                                ===================================================================

* Net income for the fourth quarter of the fiscal year ended March 26, 1993, was reduced by approximately $1,000,000 or $.12 per share, because of an increase in reserves related to litigation expenses.

** The Common Stock of McDonald & Company Investments, Inc., is listed on the New York Stock Exchange. The trading symbol is MDD. At April 29, 1994, the approximate number of stockholders of record was 1,004.

*** All income per share, dividends paid per share, and price range information have been restated to reflect the effect of the 20% stock dividend paid during the fiscal year ended March 25, 1994. (See Note G to the Consolidated Financial Statements.)

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